UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________
Schedule TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities and Exchange Act of 1934
___________________________________________________
LifeVantage Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
___________________________________________________
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
53222K 10 6
(CUSIP Number of Class of Securities)
___________________________________________________
Rob Cutler, Esq.
General Counsel
9815 South Monroe Street, Suite 100
Sandy, Utah 84010
(801) 432-9000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)
___________________________________________________
With a copy to:
Kirt W Shuldberg, Esq.
Sheppard Mullin Richter & Hampton LLP
12275 El Camino Real, Suite 200
San Diego, California 92130
(858) 720-8900
___________________________________________________
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
Not applicable	Not applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐
Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

A transcript of the conference call and audio webcast held by LifeVantage Corporation (the “Company”) on September 12, 2013 to discuss earnings results for the fiscal fourth quarter and full fiscal year ended June 30, 2013 is attached hereto as Exhibit 99.1.
IMPORTANT INFORMATION:
The attached transcript is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell any shares of common stock of LifeVantage (the “Shares”). The potential tender offer has not yet commenced. If the tender offer is effected, LifeVantage will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) upon the commencement of such tender offer. The tender offer statement (including the offer to purchase, letter of transmittal and other tender offer documents) will contain important information that should be read carefully before making any decision to tender Shares in the potential tender offer. If the tender offer is commenced, these materials, as well as any updates to them or other documents filed with the SEC, will be made available to all LifeVantage shareholders at no expense to them by contacting LifeVantage or through LifeVantage's website at www.lifevantage.com. In addition, all such materials (and all other tender offer documents filed with the SEC) will be available at no charge at the SEC's website at www.sec.gov.
ITEM 12.    Exhibits.

Exhibit Number	Description
99.1	Transcript of Conference Call and Audio Webcast held by LifeVantage Corporation on September12, 2013.